SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. __)*

Concurrent Computer Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
206710402
(CUSIP Number)
December 18, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

________________________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	206710402	Page 2 of 5 Pages

1		NAME OF REPORTING PERSON
Julian D. Singer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
856,043
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
856,043
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
856,043
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.3%
12		TYPE OF REPORTING PERSON
IN

** See Item 4.

Item 1(a).	Name of Issuer:	Concurrent Computer Corporation

Item 1(b).	Address of Issuers’s Principal Executive Offices:	4375 River Green Parkway
Suite 100
Duluth, GA 30096

Item 2(a).	Name of Person Filing:	Julian D. Singer

Item 2(b).	Address of Principal Business Office or, if None, Residence:	2200 Fletcher Avenue
Suite 501
Fort Lee, NJ 07024

Item 2(c).	Citizenship:	U.S.A.

Item 2(d).	Title of Class of Securities:	Common Stock

Item 2(e).	CUSIP Number:	206710402

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4.	OWNERSHIP: The reporting person has sole voting and dispositive power with respect to 856,043 of the reported securities as the managing member of JDS1, LLC.

(a) 856,043

(b) 9.3%

(c) (i) sole voting power: 856,043

(ii) shared voting power: 0

(iii) sole dispositive power: 856,043

(iv) shared dispositive power: 0

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

Item 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2015	JDS1, LLC

/s/ Julian D. Singer
Name: Julian D. Singer
Title: Managing Member